Code of Business Conduct and Ethics

1.	Who is responsible for Aastrom’s reputation and business ethics?

ALL of us are responsible for Aastrom’s reputation. One single employee’s act can have a very damaging effect on our reputation.

Aastrom’s reputation is based on our individual business conduct. Every interaction, both inside and outside the Company, is an opportunity for us to demonstrate our integrity. Ethical business conduct is a part of everyone’s job. We do not change our standards because competitors, suppliers, or customers behave differently, or in order to meet financial goals.

Each employee, officer, and director is responsible for the integrity of his or her own work. This Code of Conduct outlines Aastrom’s expected behaviors and practices. If we fail to comply with the Code, we risk being disciplined or terminated, and if we have broken a law, we may also be personally liable for that violation.

Initially, all employees, officers, and directors will be provided a copy of the Code of Conduct, and will be asked to confirm that they have read and understand it. Subsequently, all new employees, officers and directors will be required to do the same. Following the initial provision and understanding of the Code, all employees, officers, and directors will be provided with all revisions to the Code and will be required to affirm their compliance with the code annually. This affirmation will be obtained from a simple form such as the one provided along with the code.

Each manager is responsible for ensuring that their employees understand and comply with the Code, for discussing business practice situations with their employees, and for responding promptly to concerns raised by any employee. Managers and supervisors are responsible for their employees’ actions, and are subject to discipline or dismissal if they participate in, direct, or approve an employee’s improper actions, or are or become aware of such actions and do not act appropriately to correct them.

We all are also individually responsible for reporting wrongdoing. If a Standard or law has been broken, report it promptly to your supervisor or manager, or another appropriate Company representative as described below.

2.	What should you do if you have a concern about business practices and the Code?

All employees, officers or directors should report any violation or suspected violation of this Code to the appropriate Aastrom personnel.

The Company’s efforts to ensure observance of, and adherence to, the goals and policies outlined in this Code mandate that employees, officers, and directors bring any instance, occurrence or practice that they, in good faith, believe is inconsistent with or in violation of this Code to the attention of their supervisors, managers, or other appropriate personnel. The following is an approach to dealing with potential problem situations. At all times maintain a professional demeanor when dealing with such situations.

•	In the event you believe a violation of the Code has occurred, or you have observed or become aware of conduct which appears to be contrary to the Code, immediately discuss the situation with your supervisor or department vice president. If it would be inappropriate to discuss the issue with this individual, you should contact the Chief Financial Officer, the President, or the Chairman of the Audit Committee of the Board of Directors. These resources will promptly listen to your concerns and assess the situation.

•	Every employee and manager is expected to become familiar with and to understand the requirements of the Code. If you become aware of a suspected violation, don’t try to investigate it or resolve it on your own. Prompt disclosure to the appropriate parties is vital to ensuring a thorough and timely investigation and resolution. A violation of the Code is a serious matter and could have legal implications. Allegations of such behavior are not taken lightly and should not be made to embarrass someone or put him or her in a false light. Reports of suspected violations should always be made in good faith.

•	No one will be punished for asking about or reporting questionable conduct. In cases in which an employee reports a suspected violation and is not engaged in the questionable conduct, the Company will attempt to keep its discussions and actions confidential to the greatest extent possible. In the course of its investigation, the Company may find it necessary to share information with others on a “need to know” basis. No retaliation shall be taken against employees for reporting questionable conduct or suspected violations of the Code.

3.	Compliance with Laws, Rules and Regulations

The Company seeks to comply with both the letter and spirit of all applicable laws and regulations in all countries in which it operates.

The Company is committed to full compliance with the laws of the cities, states and countries in which it operates. This includes, for example, those relating to antitrust and promoting fair competition, preventing bribery, illicit payments and corruption, insider trading, and labor practices, among others. When faced with situations that require some knowledge of the law, employees should seek advice from supervisors, managers, or other appropriate personnel.

4.	Corporate Opportunities

Employees, officers, and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Examples of prohibited conduct by employees with respect to corporate opportunities include, but are not limited to:

•	taking for themselves opportunities that are discovered through the use of corporate property, information or position;

•	Using corporate property, information, or position for personal gain;

•	Competing with the Company.

If an employee has any doubt concerning his or her obligations with respect to any opportunity that presents itself to the employee, the employee should seek advice from supervisors, managers or other appropriate personnel.

5.	Fair Dealing

Our goal is to be regarded as a company that does business with integrity.

Each employee, officer, and director should endeavor to deal fairly with the Company’s customers, suppliers, competitors, and employees. Under federal and state laws, the Company is prohibited from engaging in unfair methods of competition, and unfair or deceptive acts and practices. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of confidential information, misrepresentation of material facts, or any other unfair-dealing practice.

Examples of prohibited conduct include, but are not limited to:

•	Bribery or payments: -To induce business or breaches of contracts by others; -To influence judgment or conduct or ensure a desired outcome or action; -To win or retain business or influence any act or decision of a government official -To gain improper advantage

•	Business being conducted with a family member or relative;

•	Acquiring a competitor’s trade secrets through bribery or theft;

•	Making false, deceptive or disparaging claims or comparisons about competitors or their products or services;

•	Mislabeling products or services; or

•	Making affirmative claims about the Company’s products and services without having a reasonable basis for doing so.

In addition, any public statements by or on behalf of the Company should always be accurate and have a reasonable basis in fact. Public statements may include such things as advertising, promotional activities and sales presentations.

6.	Compliance with Accounting and Disclosure Control Policy

Our goal is to maintain accurate financial reports, and to keep our investors informed about the Company.

All employees and officers shall abide by all Accounting and Disclosure Controls set forth in the policy.1 This policy is formulated to ensure that all financial data is properly gathered, tabulated and reported in the Company’s records and that information from all areas of the Company that might be of interest to investors is forwarded to management for consideration for inclusion in public disclosure. A standing Disclosure Committee is established, consisting of officers and department heads, to review the Company’s proposed disclosure, and make any additions or modifications that each member deems to be of such potential interest. The members also certify their submissions.

7.	Insider Trading

Employees, officers, and directors should never trade securities on the basis of confidential information acquired through their employment relationship.

Federal law and Company policy prohibit employees, officers, and directors, directly or indirectly, from purchasing or selling Company stock through the use of confidential information concerning the Company. All non-public information about the Company should be considered confidential information. No employee, officer, or director should buy or sell “options” in Aastrom stock.

This same prohibition applies to trading in the stock of other publicly held companies, such as existing or potential customers or suppliers, on the basis of confidential information. The “tipping” of others who might make an investment decision on the basis of this information is also illegal.

If you have a question concerning appropriateness or legality of a particular securities transaction, it is imperative that you consult with the Company’s Chief Financial Officer.2

8.	Conflicts of Interest

An employee, officer, or director should avoid any situation in which his or her personal interests conflict or might appear to conflict with the Company’s interests.

Employees, officers, and directors should avoid entering into situations in which their personal, family or financial interests may conflict with those of the Company, unless the potential conflict situation is reviewed and expressly approved in writing, in advance, by the Board of Directors. The following are examples of potential conflicts:

•	Business is done with a family member or relative.

•	An employee, officer, or director, or a member of his or her family, receives personal benefits as a result of his or her position in the Company including receiving valuable gifts from those seeking to or doing business with the Company;

•	An employee, officer, or director takes actions or has interests that make it difficult to perform his or her Company work objectively and effectively;

•	An employee or officer is employed simultaneously by a competitor, customer, or supplier;

•	An employee or officer has a financial interest in a customer, supplier, or competitor that is significant enough to influence the individual’s business conduct. Except for an open market investment in publicly traded mutual funds or security equal to less than 5% of the individual’s net worth, all financial interests in a customer, supplier, or competitor, must be disclosed to the Chief Executive Officer, upon adoption of this Code, or before becoming an employee and at all times thereafter. The Chief Executive Officer must approve subsequent proposed financial interests in a customer, supplier, or competitor greater than that amount, in advance.

•	An employee, officer, or director acquires an interest in property (such as real estate, patent rights or securities) where the Company has, or might have, an interest;

•	An employee, officer, or director divulges or uses the Company’s confidential information — such as clinical data, technical data or specifications, component designs, financial data, customer information, and computer programs — for his or her own personal or business purposes.

Directors shall disclose to the Compliance Officer and the Chairman of the Audit Committee any business relationship with any competitor, customer, or supplier of the company, or any other potential conflict of interest.

Conflicts are not always clear-cut. If an employee, officer, or director becomes aware of a conflict, potential conflict, or has a question as to a potential conflict, the employee, officer, or director should consult with higher levels of management or the Company’s Chief Financial Officer and/or follows the procedures described in Section 17 of the Code. If an employee becomes involved in a situation that gives rise to an actual conflict, the employee must inform higher levels of management and the Company’s Chief Financial Officer of the conflict.

9.	Confidentiality

All confidential information concerning Aastrom obtained by employees, officers, and directors is the property of Aastrom and must be protected.

Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company, its customers, or its suppliers, if disclosed. Employees, officers, and directors must maintain the confidentiality of such information entrusted to them by the Company, its customers and its suppliers, except when the Company authorizes disclosure or when required by law. The obligation to keep this information confidential applies even to communications with family members.

Examples of confidential information include, but are not limited to: the Company’s trade secrets; business trends and projections; information about financial performance; new product or marketing plans; research and development ideas or information; manufacturing processes; information about potential acquisitions, divestitures and investments; stock splits, public or private securities offerings or changes in dividend policies or amounts; and existing or potential major contracts, orders, suppliers, customers or finance sources or the loss thereof.

The obligations of employees, officers and directors with respect to confidential information of the Company continue even after their employment relationship with the Company terminates.

10.	Protection and Proper Use of Company Assets

All employees, officers, and directors should protect Aastrom’s assets and ensure their proper use.

Company assets are to be used only for legitimate business purposes of the Company and only by authorized employees or their designees. This includes both tangible and intangible assets. Intangible assets include, but are not limited to: intellectual property such as trade secrets, patents, trademarks and copyrights; business, marketing and service plans; engineering and manufacturing ideas; designs; databases; Company records; salary information; and any unpublished financial data and reports. Unauthorized alteration, destruction, use, disclosure or distribution of these assets violates Company policy and this Code. Any such action, as well as theft or waste of, or carelessness in using these assets have a direct adverse impact on the Company’s operations and profitability and will not be tolerated.

The Company provides computers, voice mail, electronic mail (e-mail), and Internet access to certain employees for the purpose of achieving the Company’s business objectives. As a result, the Company has the right to access, reprint, publish, or retain any information created, sent or contained in any of the Company’s computers or e-mail systems of any Company machine. Employees may not use e-mail, the Internet or voice mail for any illegal purpose or in any manner that is contrary to the Company’s policies or the standards embodied in this Code.

No employee, officer, or director should make copies of, or resell or transfer (externally or internally), copyrighted publication, including software, manuals, articles, books, and databases being used in the Company that were created by another entity and licensed to the Company unless he or she is authorized to do so under the applicable license agreement or by the “fair use” doctrine, such as for “backup” purposes. If you should have any question as to what is permitted in this regard, please consult with the Company’s Information Systems Manager, or in his absence, the Chief Financial Officer.

11.	Gifts and Gratuities

No employee, officer, or director may solicit a gratuity or gift from an associate or supplier in conjunction with negotiating business on behalf of the Company. Honorariums given as a part of a scientific award or presentation are allowed. If a gift is received, unsolicited, use the following as a guide:

1.	If the value of the gift is $100.00 or less, the gift may be kept by the recipient, and the recipient should acknowledge the gift with a letter of thanks, with a copy of the letter to the Chief Executive Officer and Chief Financial Officer.

2.	If the value of the gift is more than $100.00 (or appears that it could be more than $100.00), the recipient should immediately notify the Chief Financial Officer, and deliver the gift to the company for appropriate disposition.

Expenses for meals and entertainment as part of a seminar, convention, or business relationship meeting are not within the definition of gifts for purposes of this policy.

Gifts to government employees are strictly forbidden by both federal and state governments. All other Company gifts require the prior approval of the Chief Executive Officer or the Chief Financial Officer.

12.	Employment Practices

A.	Drug/Alcohol-Free Workplace

Drugs

Aastrom is committed to being a drug-free, healthful, and safe workplace. You are required to come to work in a mental and physical condition that will allow you to perform your job satisfactorily.

Aastrom employees may not use, manufacture, possess, distribute, dispense, sell, transfer, be under the influence of or have their ability affected by controlled substances while on Aastrom premises or while conducting any business-related activity away from Aastrom premises. You may use legally prescribed drugs on the job only if they do not impair your ability to perform the essential functions of your job effectively and safely without endangering yourself or others.

If you violate this policy, it may lead to disciplinary action, up to and including immediate termination of your employment. We may also require that you participate in a substance abuse rehabilitation or treatment program. If you violate this policy, there could also be legal consequences.

Under the Drug-Free Workplace Act, if you perform work for a government contract or grant, you must notify Aastrom if you have a criminal conviction for drug-related activity that happened at work. You must make the report within five days of the conviction. Within 30 days of receiving notification that an employee has been convicted of violating any drug statute for a violation occurring in the workplace, Aastrom shall take appropriate personnel action against the convicted employee up to and including termination, and/or require the employee to satisfactorily participate in a drug abuse assistance or rehabilitation program.

The Company respects the privacy of its employees and does not randomly select employees for drug tests. However, employees may be directed to undergo such testing if the Company obtains evidence or has reasonable suspicion of the use of drugs in the workplace, or if the employee is involved in an accident at work, in a company vehicle, or while engaged in the company’s business off-site. Refusal to undergo such testing will constitute grounds for disciplinary action, up to and including termination. Reasonable suspicion may include, but is not limited to:

•	the employee appears confused or exhibits erratic behavior

•	the employee has difficulty getting along with other employees

•	the employee exhibits paranoia, slurred speech or irrational behavior

•	the employee has had a single or a series of safety related incidents which raise questions about his/her physical and emotional state

•	other information about or behavior by the employee which raises a suspicion of drug use and/or abuse

If you have questions about this policy or issues related to drug use that may impact your work, you can raise your concerns with your supervisor or the Human Resources Department without fear of reprisal.

Alcohol

While alcohol is a legal substance, it is recognized that the use of alcohol can have the same affect as drugs. It is for this reason that Aastrom will treat the misuse of alcohol as a drug under this policy and will deal with the misuse of alcohol in the same manner as it deals with the unauthorized use of controlled substances, including testing.

Employees are prohibited from working or reporting to work when their ability to work is affected by the consumption of alcohol.

Except when attending company-sponsored functions, or when conducting business-related activities on behalf of Aastrom, no employee is to consume or possess open containers of alcoholic beverages (a) on the premises of Aastrom, (b) in any Aastrom vehicle, or (c) during working hours regardless of location.

When alcohol consumption is permitted under the policy, employees are expected to conduct themselves in a responsible and professional manner at all times.

B.	Equality of Opportunity

Aastrom is committed to providing equal employment opportunity throughout the Company without regard to race, color, age, religion, sex, national origin, disability status height, weight, marital status, familial status, or any other characteristic protected by federal, state or local law.

Our Equal Employment Opportunity policy covers all employment practices, including selection, job assignment, compensation, discipline, termination, and access to benefits and training. This policy addresses the issue of disability accommodation in more detail.

If you have a question or concern about, or believe you have been subjected to any type of discrimination at work, talk with your immediate supervisor, the Human Resources Department or any other member of management. You will not be punished or retaliated against for asking questions or for bringing forward concerns or complaints about possible discrimination. Anyone engaging in illegal discrimination will be subject to disciplinary action, up to and including termination of employment.

C.	Disability Accommodation

Aastrom is committed to complying with all applicable provisions of the Americans with Disabilities Act (“ADA”) as well as similar state and local laws. It is the Company’s policy not to discriminate against any qualified employee or applicant with regard to any terms or conditions of employment because of such individual’s disability or perceived disability so long as the employee can perform the essential functions of the job with or without reasonable accommodation. Consistent with this policy, the Company will provide reasonable accommodations to qualified individuals with a disability, who has made the Company aware of his or her disability, provided that such accommodation does not constitute an undue hardship on the Company.

Any individual who has a disability and believes that he or she needs a reasonable accommodation to perform the essential functions of his or her job should contact Human Resources and request such an accommodation in writing within 182 days of the date the individual knew or reasonably should have known than an accommodation was needed. Upon receipt of an accommodation request, a member of management will meet with you to discuss and identify the limitations resulting from the disability and the potential accommodation that Aastrom might make to help you perform the essential functions of your position.

Aastrom will determine the feasibility of the requested accommodation considering various factors as required by law and a member of management will inform you of the Company’s decision as soon as possible. In some situations, the specific request may not be granted but the Company may suggest alternative accommodations or may not provide an accommodation if such accommodation would constitute an undue hardship. Aastrom is under no obligation to provide personal use items to employees such as eyeglasses, hearing aids, or wheelchairs.

An employee who has questions regarding this policy or believes that he or she has been discriminated against or not reasonably accommodated based on a disability or perceived disability should notify Human Resources. If reporting to Human Resources would be inappropriate, the employee should notify the Chief Financial Officer. All such inquiries or complaints will be treated confidentially to the extent consistent with conducting an adequate investigation and taking appropriate corrective action.

D.	Sexual and Other Unlawful Harassment

Aastrom is committed to providing a work environment that is free from all forms of discrimination and conduct that can be considered harassing, coercive, or disruptive, including sexual harassment. Aastrom will not tolerate any actions, words, jokes, or comments based on a person’s sex, gender, race, color, national origin, age, religion, disability, sexual orientation, or any other legally protected characteristic. Aastrom provides ongoing harassment training to ensure you the opportunity to work in an environment free of sexual and other unlawful harassment.

Harassment is defined as unwanted sexual advances, or visual, verbal, or physical conduct of a sexual nature. This definition includes many forms of offensive behavior and includes gender-based harassment of a person of the same sex as the harasser. The following is a partial list of sexual harassment examples:

•	Unwanted sexual advances.

•	Offering employment benefits in exchange for sexual favors.

•	Making or threatening reprisals after a negative response to sexual advances.

•	Visual conduct that includes leering, making sexual gestures, or displaying of sexually suggestive objects or pictures, cartoons or posters.

•	Verbal conduct that includes making or using derogatory comments, epithets, slurs, or jokes.

•	Verbal sexual advances or propositions.

•	Verbal abuse of a sexual nature, graphic verbal commentaries about an individual’s body, sexually degrading words used to describe an individual, or suggestive or obscene letters, notes, or invitations.

•	Physical conduct that includes touching, assaulting, or impeding or blocking movements.

Unwelcome sexual advances (either verbal or physical), requests for sexual favors, and other verbal or physical conduct of a sexual nature constitute sexual harassment when: (1) submission to such conduct is made either explicitly or implicitly a term or condition of employment; (2) submission or rejection of the conduct is used as a basis for making employment decisions; or, (3) the conduct has the purpose or effect of interfering with work performance or creating an intimidating, hostile, or offensive work environment.

Complaint Procedure

If you experience or witness sexual or other unlawful harassment or discrimination at work, report it immediately to your supervisor. If your supervisor is unavailable or you believe it would be inappropriate to discuss it with your supervisor, you should immediately contact the Human Resources Department or any other member of management.

All allegations of sexual harassment will be investigated. To the extent possible, your confidentiality and the confidentiality of any witnesses and the alleged harasser will be protected against unnecessary disclosure. When the investigation is completed, you will be informed of the outcome of the investigation.

Retaliation is Prohibited

Aastrom prohibits retaliation against any individual who reports discrimination or harassment or participates in an investigation of such reports. Retaliation against an individual for reporting harassment or discrimination or for participating in an investigation of a claim of harassment or discrimination is a serious violation of this policy and, like harassment or discrimination itself, will be subject to disciplinary action, including but not limited to immediate termination.

Any supervisor or manager who becomes aware of possible sexual or other unlawful harassment must immediately advise the Human Resources Department or any member of management so it can be investigated in a timely and confidential manner. Any employee who engages in sexual or other unlawful harassment or discrimination will be subject to disciplinary action, up to and including termination of employment.

13.	Quality and Regulatory Compliance

Aastrom is subject to numerous international, federal and state laws concerning the design, clinical development, manufacture, distribution and promotion of its products. The Federal Food, Drug, and Cosmetic Act (“FDC Act”) is the primary regulatory statute governing Aastrom’s activities. The FDC Act is implemented by the Food and Drug Administration (“FDA”) through the promulgation of regulations and by the issuance of guidelines and other informal notices regarding compliance requirements. FDA regulations applicable to medical devices, biologics and pharmaceuticals encompass a wide variety of activities including: product clearance; labeling, advertising, and promotion; reporting requirements; establishment registration and product listing; current good manufacturing practices; preclinical studies, and clinical studies. Other federal agencies also have applicable laws, regulations and guidelines, as do individual state governments. Aastrom has established policies and procedures to ensure that our activities are conducted in compliance with the federal and state laws and regulations pertaining to FDA-regulated products.3

In addition to legal compliance, the Company is committed to maintaining the highest ethical and scientific standards in researching and developing its products. The Company will be scrupulously accurate in data submitted to FDA, publications, or any other party. Aastrom will adhere to all standards and procedures necessary to ensure rigorous scientific inquiry and will interact with federal and state agencies in a forthright manner designed to ensure the safe and effective use of its products. Additionally, it is the Company’s objective to manufacture its products in a manner designed to ensure their safety, integrity, and suitability for patients, and to market and sell its products in an honest and balanced manner that provides health professionals with the information necessary to use its products appropriately. Clinical studies will be conducted in such a fashion as to safeguard the welfare of subjects and ensure the scientific integrity of the research.

Compliance with FDA regulations requires that we maintain accurate and complete records of all data related to FDA-regulated products. This work includes research and development, preclinical and clinical studies, manufacturing, marketing, quality control and quality assurance, regulatory and other activities as determined by our Quality Systems and Regulatory Affairs department. As part of Aastrom’s quality system, maintenance of reliable documentation is expected and will be monitored. Each employee is responsible for the complete and accurate preparation of documents related to compliance with FDA regulations and the filing of those documents in accordance with Company policies and procedures. The accuracy of data in our records, including full disclosure, lack of material omission, and integrity of the data is a priority of every employee of Aastrom.

Any employee who alters or falsifies data, destroys or fails to maintain product related data, or omits data from records that are needed to provide full information regarding a commercial or development stage product is acting in violation of this Code of Ethics. Any employee aware of or who suspects a violation of data integrity in the accuracy and completeness of records should report this concern. No adverse action shall be taken or permitted against anyone for communicating legitimate concerns through the reporting process specified in Section 17, Compliance Procedures. If you have questions related to quality and regulatory compliance, you should consult with your supervisor, or the Vice-President of Regulatory Affairs and Quality Systems.

14.	Sales and Marketing Practices

We must preserve the Company’s reputation as a responsible supplier whose products and services are desired for their features, innovation, quality and value and whose people are respected for performance and integrity. Our long-term success depends on building trusting relationships with our customers. We must conduct our business responsibly, fairly, honestly, and in accordance with applicable laws and regulations.

Advertising, Sales, and Labeling

We must honestly describe Aastrom’s products and service features. All advertising, labeling, literature, and public statements must be true. We must not misstate facts or create misleading impressions. We must not unfairly criticize a competitor’s products or services. Some countries prohibit all comments about competitors as well as their products and services. If unsure about a particular instance, consult the Chief Financial Officer to learn about any applicable laws, before making comments.

We must not promote a product before it is approved or for a use other than that specified in official product literature. When describing products or services, consider the message’s total impression. Omitting important facts or wrongly emphasizing material may be misleading.

Clinical Consultants, Grants, Honoraria, and Sponsored Trips

Marketing increases knowledge of products, services or facilities, and enhances the level of medical practice. Marketing practices may include:

•	Engaging clinical consultants

•	Awarding grants

•	Paying honoraria or speaker fees

•	Sponsoring medical seminars

•	Sponsoring trips to medical meetings or Aastrom’s facilities for professionals or customers

Clinical Consultants

Clinical consultants are used to help customers and business partners effectively use our products. Clinical consultants also assist Aastrom in understanding the marketplace and the current state of medical and scientific research. Sometimes the consultants help Aastrom understand how our customers and patients use our products.

Many countries have laws restricting payments to medical practitioners, including payments through consulting arrangements. Before establishing any relationship with a Clinical consultant, you must confer with the Chief Financial Officer to ensure that the relationship complies with all applicable laws, regulations and rules and is properly documented.

If you have a question related to sales and marketing procedures, you should consult with the Chief Financial Officer.

Giving Grants or Honoraria or Sponsoring Trips

Giving grants or honoraria or sponsoring trips are marketing activities that can be used to build awareness of Aastrom and its products and services if all of the following conditions are met:

•	The activity’s primary purpose is educational. It must relate to products, services or medical procedures, or other information concerning Aastrom’s business.

•	Any payment must be reasonable in amount and nature. Payments must be made according to Aastrom’s policies and procedures.

•	Activities and payments must be accurately documented and pre-approved by the Chief Financial Officer

•	No payments are made for a travel companion’s expenses.

Accepting Speaking Invitations, Consulting Engagements, Honoraria, or Sponsored Trips

Participation in sponsored events helps our company build positive working relationships. It also enhances Aastrom’s reputation. Employees may accept invitations to speak at meeting or seminars, consulting engagements, honoraria, or sponsored trips if all of the following conditions are met:

•	The activity’s primary purpose is educational. It must relate to products, services or medical procedures, or other information concerning Aastrom’s business.

•	Activities and payments are evaluated in advance with the Chief Financial Officer to determine whether they are legal and ethical.

•	Any reasonable payment should be evaluated using the guidelines in Section 11.

•	Costs related to these events are business expenses that either Aastrom or the sponsoring agency will pay. If Aastrom pays for the expenses, all appropriate Aastrom policies must be followed.

15.	Publication of the Code of Business Conduct and Ethics

A copy of the most current version of the Company’s Code of Business Conduct and Ethics will be maintained on the Company’s website. From time to time, the Company will sponsor employee-training programs in which the Code and other Company policies and procedures will be discussed.

16.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code may be made only by the Board and will be promptly disclosed to shareholders.

17.	Compliance, Reporting and Complaint Procedures

The Company has established this Code of Business Conduct and Ethics as part of its overall policies and procedures. The Code applies to all Company employees in all locations, and to all officers and directors. The Code is based on the Company’s core values, good business practices and applicable law. The existence of a Code, however, does not ensure that directors, officers and employees will comply with it or act in a legal and ethical manner. To achieve optimal legal and ethical behavior, the individuals subject to the Code must know and understand the Code as it applies to them and as it applies to others. All employees must champion the Code and assist others in knowing and understanding it.

•	The Corporate Compliance Officer is the Chief Financial Officer. The Compliance Officer is responsible for communicating, training and monitoring and overall compliance with the Code. The Compliance Officer will, with the assistance and cooperation of the Company’s executives and managers, foster an atmosphere where employees are comfortable in communicating and/or reporting concerns and possible Code violations.

•	If any employee, officer, or Director believes that a violation of the Code has occurred, has observed or become aware of conduct which appears contrary to the Code, the employee, officer or director shall immediately discuss the situation with a supervisor, officer, the Compliance Officer, the Chief Executive Officer, the Chairman of the Audit Committee, or report to the Code of Conduct Voice Mail Box at extension 5522.

•	Any concerns or questions regarding potential violations of the Code, any other Company policy or procedure or applicable law, rules or regulations involving accounting, internal accounting controls or auditing matters should be directed to the Audit Committee or a designee of the Audit Committee, in writing to Nelson M. Sims at our corporate headquarters: 24 Frank Lloyd Wright Drive, Ann Arbor, MI 48105 or by reporting to the Code of Conduct Voice Mail Box at extension 5522.

•	When an alleged violation of the Code is reported, the Company shall take prompt and appropriate action in accordance with the law and good business practices. If the suspected violation appears to involve either a potentially criminal act or an issue of significant corporate interest, then the manager or investigator should immediately notify his or her Vice President (or other senior person) and any other relevant corporate officer, who, in turn, shall notify the Compliance Officer. If a suspected violation involves any executive officer or any Senior Financial Officer as defined in the Code for Senior Financial Officers, or if the suspected violation concerns any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal controls, the manager or investigator should immediately report the alleged violation to the Chief Executive Officer, the Chief Financial Officer or the Chairman of the Audit Committee. The Chief Executive Officer, the Chief Financial Officer or Chairman of the Audit Committee, as applicable, shall assess the situation and determine the appropriate course of investigation. Investigations shall be documented, as appropriate.

•	Disciplinary Actions — A manager, after consultation with the Officer responsible for Human Resources, shall be responsible for implementing the appropriate disciplinary action in accordance with the Company’s policies and procedures for any employee who is found to have violated the Code. If a violation has been reported to the Audit Committee, that Committee shall be responsible for determining appropriate disciplinary action, also in accordance with the Company’s polices and procedures. Such disciplinary action may include the termination of the employee’s employment. Disciplinary action shall be documented, as appropriate.

•	Required Government Reporting — Whenever conduct occurs that requires a report to the government, the Chief Financial Officer shall be responsible for complying with such reporting requirements.

•	Corrective Actions — In the event of a breach of the Code, the manager and the Chief Financial Officer should assess the situation to determine whether the breach is a problem that can be resolved by corrective action. If a violation has been reported to the Audit Committee, that Committee shall be responsible for determining appropriate corrective actions. Such corrective action shall be documented, as appropriate. The Code of Business Conduct and Ethics does not alter your status as an at-will employee. At-will employment means that either you or Aastrom can terminate the employment relationship at any time, with or without cause or notice.

This Code of Business Conduct and Ethics is intended for internal use only. The Code does not grant or confer any rights to any third party.

The Code of Business Conduct and Ethics does not alter your status as an at-will employee. At-will employment means that either you or Aastrom can terminate the employment relationship at any time, with or without cause or notice.

[1]	A complete description of the Company’s Accounting and Disclosure policy can be obtained from the Company’s Controller.

[2]	A more complete description of the Company’s insider trading compliance policy can be obtained from the Company’s Chief Financial Officer.

[3]	A complete set of these policies and procedures can be obtained from the Vice President – Clinical and Regulatory Affairs